Exhibit 99.1

Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on August 11, 2021

Minutes No. 361: In the City of Buenos Aires, on August 11, 2021, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Osvaldo RECA, Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomas PERES, Tomas WHITE, Soledad RECA, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. Mr. Chairman informs that this meeting is held via videoconference, taking into consideration the dispositions of: 1) the Decree of Necessity and Urgency No. 297/2020 and further regulations by the Argentine Executive Branch, which established the preventive and mandatory social isolation policy adopted within the context of the pandemic declared by the World Health Organization (WHO), the Health Emergency broadened by Decree No. 260/20 and its amendments, and in view of the evolution of the epidemic situation related to the CORONAVIRUS – COVID-19; 2) the CNV General Resolution No. 830/20, which established that during the period in which the free circulation of people is, in general, prohibited, limited or restricted, issuer entities are able to hold remote meetings; and 3) Section 23 of the Bylaws of CPSA, which establishes that the Board of Directors is also entitled to hold meetings with its members communicated by videoconference. Quorum being present to validly hold the meeting, it commences at 1 am. Then, the (…) second item on the Agenda is open for discussion: 2) APPROVAL OF THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED STATEMENT OF FINANCIAL POSITION, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CONSOLIDATED CASH FLOW STATEMENT, COMPLEMENTARY NOTES, SEPARATE INCOME STATEMENT, SEPARATE COMPREHENSIVE INCOME STATEMENT, SEPARATE STATEMENT OF FINANCIAL POSITION, SEPARATE CASH FLOW STATEMENT AND INFORMATIVE SUMMARY FOR THE SIX-MONTH FISCAL PERIOD ENDED JUNE 30, 2021. Mr. Osvaldo RECA asks Mr. Juan Avigliano, Accounting and Accounts Manager, to present the topic. Mr. Juan Avigliano takes the floor and informs that the Board of Directors must consider and approve the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Cash Flow Statement, Complementary Notes, Separate Income Statement, Separate Comprehensive Income Statement, Separate Statement of Financial Position, Separate Cash Flow Statement, and Informative Summary for the six-month fiscal period ended June 30, 2021. Such documentation was previously known by the Board of Directors. After a short debate and after acknowledging the Statutory Audit Committee report and the reports by the Independent Auditors, the members of the Board of Directors unanimously approve the Consolidated Income Statement, Consolidated Comprehensive Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Cash Flow Statement, Complementary Notes, Separate Income Statement, Separate Comprehensive Income Statement, Separate Statement of Financial Position, Separate Cash Flow Statement and Informative Summary for the six-month fiscal period ended June 30, 2021. Mr. Osvaldo RECA remains on the floor and informs to the people present about the compliance status with the General Resolution No. 611/12 of the Argentine Securities Commission. In that sense, Mr. Osvaldo RECA informs that the Company is aware of the Reconciliation between the Professional Accounting Standards (NCP for its acronym in Spanish) and the International Financing Reporting Standards (IFRS) (the “Standards”), which apply to the investments that the Company keeps with Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U. and Proener S.A.U., all companies which are periodically monitored by the Company, therefore, it can be concluded that all significant items with a different treatment from the Standards have been considered in the Reconciliation, and the Board of Directors of the Company unanimously approves the Reconciliation thereof. (…) Before adjourning the meeting, the Statutory Auditor Cesar Halladjian takes the floor representing the Statutory Audit Committee to put on record the frequency of the decisions taken in this meeting as per the Bylaws, the Argentine Business Entities Act and the CNV General Resolution No. 830/20. There being no further business to transact, the meeting is adjourned at 12 p.m.